SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at January 30, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: January 30, 2007

Print the name and title of the signing officer under his signature.
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1020-800 West Pender Street Vancouver, BC V6C 2V6 Tel: 604-6840-6365 Fax: 604-684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com

ONGOING EXPLORATION INCREASES RESOURCES
AT GREAT BASIN GOLD'S BURNSTONE PROJECT

January 30, 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin Gold" or the "Company") announces an update on the gold resources at its Burnstone Gold Project in the Witwatersrand Basin in South Africa
An initial program designed to upgrade and expand the mineral resources in Area 1 and Area 2 is nearing completion. Results from 8 of 15 drill holes have been incorporated into the resource model and new estimates of the mineral resources are tabulated below. The grades as well as the tonnes have increased in all categories. As a result, at the cut-off grade of 400 cmg/t gold (the equivalent of 4 g /t over 1 meter) highlighted below, 582,000 ounces of gold have been added to the total measured and indicated resources (an increase of 8%) and 219,000 ounces have been added to the inferred resources (an increase of 54%).
Burnstone Gold Project Mineral Resources - January 2007
Category	Cut-off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (ounces)
Measured	350	26,221,000	8.99	7,583,000
	400	21,045,000	9.69	6,555,000
Indicated	350	9,262,000	4.53	1,348,000
	400	8,246,000	4.28	1,135,000
Measured & Indicated	350	35,483,000	7.83	8,930,000
	400	29,291,000	8.17	7,690,000
Inferred	350	1,442,000	12.94	600,000
	400	836,000	15.18	408,000

It is anticipated that the remainder of the drilling program will be completed during the current quarter, and the results will be incorporated in the mining plan being prepared by Turgis Engineering.

Great Basin Gold completed a positive feasibility study on Area 1 of the Burnstone Project in May 2006. The Company is currently advancing the first of a two stage development program, designed to take the Burnstone Project to production in two years. The current program, involving construction of a decline and taking a bulk sample, will be completed in approximately 12 months' time.

President and CEO Ferdi Dippenaar said: "The objective of the 2006 drilling program was to expand and upgrade the mineral resources of the deposit. With an overall increase of 800,000 ounces, this objective was successfully achieved. The updated resource model has been forwarded to Turgis to update, expand and optimize the mine plan from the 2006 feasibility study. If the results from the remaining drilling are in line with expectations, a project to optimize the 2006 Feasibility Study will formally get underway. As a consequence, we believe that the production profile from Burnstone Mine could increase by between 10% to 15%."

The Burnstone goldfield is defined by an 18 kilometre long, northwesterly trending mineralized corridor developed within the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults and as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 250-750 meters. Drilling by Great Basin Gold has also revealed that several of the gold-bearing areas, like Areas 1 and 2 mentioned above, are continuous, but are referenced to describe different areas of focus for the ongoing drilling program.

The estimates were done by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101. The primary analytical facility for the Burnstone Project from 2003-2005 was SGS Lakefield Research Africa (Pty) Limited and in 2006-2007, ALS Chemex was the primary laboratory. Both facilities are located in Johannesburg , South Africa.

For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

                                                     No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

                                                Information Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Great Basin Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.